Exhibit 99.7
16 August 2011
Address to 2011 Annual General Meeting
Michael Hammes, Chairman, James Hardie Industries SE
We are pleased to be here for our second AGM in Ireland. On 17 June last year, with your support, we resolved the complex issue of domicile and finalised our transformation to an Irish Societas Europea company, domiciled in Ireland. Our re-domicile to Ireland was approved by shareholders with over 99% of votes cast in favour. We believe the size of the positive vote reflects the significant advantages to James Hardie and its shareholders of having our domicile in Ireland.
In the past year, from a business point of view, we have continued to perform well financially and remain positioned for growth. The Board believes our CEO, Louis Gries, and his team have produced solid cash flow and profit results. This is despite the continuing difficult operating environment, particularly in the US. Unfortunately there is little confidence that the US housing market will improve materially this current fiscal year, with no evidence that a sustainable recovery has commenced. As a result, the US operating environment is expected to remain relatively weak and uncertain.
In the past fiscal year, we have had more favourable results occurring in other markets, particularly Australia and the Philippines, but those operating environments are now softening. The company’s overall results will, however, remain heavily influenced by the US housing market situation. Louis will be discussing this in some more detail shortly.
Within this challenging business environment for the building materials industry, the Board has concluded that James Hardie has performed very well and Louis and his team have continued to make good progress on our strategic priorities. Again, Louis will touch more on the details in his discussion.
I’m pleased to say that we have also continued to make progress on resolving our remaining legacy issues. On 9 December 2010, AICF, James Hardie and former related companies, entered into a secured loan facility with the State Government of New South Wales, with the support of the Australian Government, whereby AICF may borrow up to A$320 million. The standby loan facility will assist the AICF to meet short-term funding shortfalls, and to continue to make payments to claimants should contributions made by James Hardie under the Amended and Restated Final Funding Agreement, AFFA, be insufficient to maintain liquidity of the fund.
There are no amounts currently outstanding under the standby loan facility and the provision of the facility does not reduce our obligations under the AFFA. The obligation to pay claimants remains with AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie. As a result of the company’s strong cash flow for fiscal year 2011, we made a contribution of US$51.1 million to the AICF on 1 July 2011, bringing the total contributed to AICF by James Hardie to A$424 million since early 2007.
On other fronts, we await final determination on appeals in relation to matters that are in dispute with the Australian Taxation Office and Australian Securities and Investments Commission.
Finally, one of the matters that is important to all of us as shareholders is the issue of the resumption of dividends. On 17 May 2011, after careful consideration, the Board was pleased to announce the resumption of the payment of dividends and a more active approach to capital management. This opportunity has arisen because of the company’s ability to generate strong cash flows, thereby reducing debt levels, despite the continuing challenging operating environment.
The company has adopted a capital management policy to distribute between 20% and 30% of profits after tax, excluding asbestos adjustments, in the form of ordinary dividends and expects to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of the company’s second quarter results.

This more active approach to capital management will likely see the company buy-back or issue shares as the company’s needs dictate. In accordance with this policy, the company also foreshadowed the acquisition of up to 5% of issued capital in the twelve months ending May 2012.
Overall, the Board believes that we are making good progress from both an organisational and operational point of view and we continue to focus on our strategic priorities to achieve success in the medium and longer term.
Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

2